May 13, 2008

Via: Facsimile and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Sandy Eisen, Mr. George Schuler and Mr. Brad Skinner

Re:	Pacific Rim Mining Corp.
Response Letter to SEC Comment Letter dated April 30, 2008

Ladies and Gentlemen:

Pacific Rim Mining Corp. (the “Company”) respectfully submits this response to comments made by the Securities and Exchange Commission (the “Commission”) on April 30, 2008 relating to the Company’s annual report on Form 40-F for the fiscal year ended April 30, 2007. We have reproduced the Commissions comments in this letter and include our responses thereto.

Accounting Comments

Disclosure Controls and Procedures and Management’s Report on Internal Control over Financial Reporting:

1. SEC Comment
We note your determinations that your disclosure controls and procedures and your internal control over financial reporting were effective at April 30, 2007. You also state that there were no changes in your internal control over financial reporting during the year ended April 30, 2007, that materially affected or are likely to materially affect your internal control over financial reporting. Please explain to us how, given the restatements described in Notes 15 and 17 of your financial statements, you are able to conclude that your controls are effective since you have made no changes in controls since discovering the prior years’ problems during 2007.

Our Response
Our certifications confirmed that we have designed and evaluated the operating effectiveness of the Company’s disclosure controls and procedures and concluded that such controls and procedures were effective.

#410 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

With respect to internal controls over financial reporting our certifications confirmed that we have designed internal controls over financial reporting; our MD&A commentary further indicated that we had evaluated the operating effectiveness of those controls as of April 30, 2007.

The restatements disclosed in notes 15 and 17 of the financial statements were identified during the year-end audit process. These restatements indicate that our internal controls over financial reporting were not operating effectively at April 30, 2006 and 2005. Had our controls been operating as designed, we believe that these errors would have been identified and as such there were no changes to our internal controls over financial reporting during the period. As a result of the change in CFO which occurred during the year, the execution of the controls related to this issue changed. We did not believe that the change in management constituted a material change in our internal controls over financial reporting requiring disclosure. We note that the change in CFO was disclosed in the Management’s Discussion and Analysis.

Note 2. Significant Accounting Policies and Accounting Changes

Property Plant & Equipment

2. SEC Comment
We note your disclosure that mining PP&E is depreciated using the unit of production method over estimated recoverable ounces. For US GAAP purposes, it is appropriate to depreciate over proven and probable reserves, as recoverable ounce is not a recognized measure. Please explain why your US GAAP reconciliation does not include an adjustment for this apparent difference.

Our Response
Property, plant and equipment includes the assets of the Denton Rawhide Joint Venture mining facility. This facility is a heap leach mine. Mining activities ceased in previous years and the current operation is based on the production of gold and silver from material remaining on the leach pad at the time of mine closure.

During the operating life of the mine, assets used in the mining and production activities were amortized over proven and probable gold reserves. This amortization was then included in the costs on the leach pad. All of the material currently on the leach pad is ore and formed a part of the proven and probable reserves of the mine when it was in operation.

The remaining plant and equipment relates to the processing facilities. These facilities are required to process the gold solution that is coming out of the heap leach. Not all of the gold in ore placed on the leach pad will be recovered from the leaching process. Thus, based on operating experience, management has estimated the ounces of gold expected to be recovered. We refer to our estimate of the gold that will be recovered from the leach pad as ‘estimated recoverable ounces.’ This is essentially a sub-set of the original proven and probable reserves of the mine.

#410 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

The cost of the remaining facilities at the mine site is being amortized on a units of production basis over the estimated ounces of gold to be recovered from the ore remaining on the leach pad. As the ore remaining on the leach pad forms a part of the original proven and probable reserves of the mine, as noted above, there is no US GAAP difference and consequently no US GAAP reconciling item.

We propose to prospectively amend the language in our accounting policy note in future filings to clarify our reference to the term ‘estimated recoverable ounce’.

Exploration Expenses

3. SEC Comment
We note your disclosure that development expenditures are amortized using the unit of production method over estimated recoverable ounces. For US GAAP purposes, it is appropriate to amortize over proven and probable reserves, as recoverable ounce is not a recognized measure. Please explain why your US GAAP reconciliation does not include an adjustment for this apparent difference.

Our Response
Our accounting policy for exploration expenses refers to amortization over ‘estimated recoverable reserves.’ Estimated recoverable reserves are equivalent to proven and probable reserves as defined in SEC Industry Guide 7.

As the company’s accounting policy is consistent with the SEC Industry Guide 7 definitions there is no US GAAP difference and as such no US GAAP reconciling item.

We note that during the periods presented no development expenditures have been amortized. We propose to prospectively amend the language in our accounting policy note in future filings to remove the reference to the term, ‘estimated recoverable reserves’ and replace it with the term ‘proven and probable reserves.’

4. SEC Comment
Disclosure under this note indicates, in part, that expenditures “to further define mineralization in existing ore bodies” are capitalized. Explain to us how you define “mineralization” and “existing ore bodies” for purposes of applying this policy. As part of your response, explain how “mineralization” compares to proven and probable reserves under US GAAP. Also tell us the amounts capitalized under this policy as of the years ended April 30, 2007 and 2006.

Our Response
For the purposes of the disclosed policy, we capitalize development expenditures related to mines or development projects for which proven and probable reserves as defined in SEC Industry Guide 7 have been established. Up to the point at which a bankable feasibility study is prepared and the company’s legal right to mine is established all costs, other than acquisition costs are expensed as incurred. As this policy is consistent with US GAAP, there is no US GAAP reconciling item.

#410 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

During the periods presented, no development expenditures have been incurred and no amounts have been capitalized, other than acquisition costs. We propose to prospectively amend the language in our accounting policy note in future filings to clarify the language in the exploration accounting policy.

Revenue Recognition

5. SEC Comment
Please expand your disclosure to indicate when revenue is recognized relative to delivery of your product.

Our Response

Revenue is generated from the sale of gold and silver. Dore is produced at the mine site and transported from the mine to a third party refinery. The dore remains the property of the company throughout the refining process. Refined gold and silver bullion is sold to financial institution counterparties.

When a sales transaction is undertaken, the transfer of title and risk and physical delivery of the bullion occurs concurrently at the refinery. Revenue is recorded when title passes to the counterparty.

We propose to prospectively amend the language in our accounting policy note in future filings to including the following, ‘Revenue from the sale of gold bullion is recorded at the time of physical delivery, which is also the date that title to the gold passes to the customer.’

Note 6. Mineral Properties

6. SEC Comment
Provide us with a schedule or other analysis detailing the amounts capitalized under the caption Mining Property Acquisition costs- El Salvador. Indicate the amount, date, method of payment and activity, nature or purpose of each expenditure.

Our Response

Date	Property/Land in El Salvador	$000’s	Payment
April 6, 2002 May 2004 September 2004 October 2004 October 2004 August 2005	Acquisition cost – property Acquisition cost – land Acquisition cost – land Acquisition cost – land Acquisition cost – land Acquisition cost – land	$4,184 10 17 16 6 15	See note 1 Cash Cash Cash Cash Cash
April 30, 2006		$4,248
October 2006 January 2007	Acquisition cost – land Acquisition cost – land	235 228	Cash Cash
April 30, 2007		$4,711

Note 1: On April 6, 2002, the property was acquired through purchase of another company that owned the property and the value was assigned through a fair value allocation of the purchase price.

#410 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Note 9. Accrued Closure costs

7. SEC Comment
Reconcile for us accrued closure costs as disclosed in the first sentence of this note with amounts disclosed in the table and reported on your balance sheet.

Our Response
The disclosed amount of $3,556 in the first sentence of the note includes the total asset retirement obligation ($2,342) and the accrued benefit obligation associated with the Company’s pension liability ($1,214). The recorded pension liability, disclosed in the table in note 9, is net of the Company’s share of plan assets of $984. The plan assets were not previously separately disclosed in the table in note 9.

This inconsistency has been corrected in subsequent quarterly filings (commencing in July 31, 2007). We propose to prospectively revise and clarify the disclosures included in note 9 in future filings.

Engineering Comments

General

8. SEC Comment
Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

  A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

  A north arrow.

  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

  A title of the map or drawing, and the date on which it was drawn.

  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

#410 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Our Response
The Company is a Canadian “foreign private issuer” within the meaning of Rule 3b-4 under the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to use, and files and furnishes reports with the Commission under, the U.S./Canada Multijurisdictional Disclosure System (”MJDS”) that, among other things, permits eligible Canadian companies to satisfy their U.S. continuous disclosure obligations using Canadian disclosure documents.

Under the MJDS, the Company is permitted to prepare its mining disclosure in accordance with Canadian securities laws, including National Instrument 43-101 Standards for Disclosure for Mineral Projects (“N.I. 43-101”), which differ from the requirements under U.S. securities laws (including those contained in Regulation S-K and Industry Guide 7, which are alluded to in certain of the comments contained in the Comment Letter), and Canadian securities regulators are responsible for the review of such disclosure under the MJDS. The Company confirms to the Staff that its mining disclosure complies with applicable Canadian requirements as construed by Canadian regulatory authorities.

The Company has reviewed and considered the Staff’s comment related to the insertion of a small-scale map in accord with 3(b) to Item 102 of Regulation S-K. The Staff’s suggestions are helpful. As indicated above, the Company is MJDS eligible and is permitted to prepare its disclosure documents in accordance with Canadian securities laws. The Company is currently preparing its Canadian Annual Information Form (“AIF”) and MD&A for the fiscal year ended April 30, 2008. Notwithstanding the differing disclosure obligations under MJDS, the Company proposes to address the Staff’s Comment by providing a country index map of El Salvador and a property map of El Dorado, the Company’s only material exploration project, in the AIF for the fiscal year ended April 30, 2008. The El Dorado property map will show the outline of the El Dorado property claims, the name and projection of the main mineral deposits within the property, outline of the surface rights held by the Company and the Municipality areas.

SEC Comment:

July 2007 Updated Resource Estimate, page 26

9. SEC Comment
The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cutoff grade, it must realistically reflect the location, despite scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

#410 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Our Response
The Company has reviewed and considered the Staff’s comment related to the disclosure of operating costs and recovery parameters used to determine the cutoff grade estimate. The Company appreciates the Staff’s suggestion. As stated above, the Company is MJDS eligible and is permitted to provide disclosure in accordance with Canadian standards, specifically N.I. 43-101.

During its fiscal year ended April 30, 2008, a new resource estimate was conducted for the El Dorado property, superseding the resources disclosed in the Company’s fiscal 2007 annual filings, and was disclosed in accordance with NI 43-101. Notwithstanding the differing disclosure obligations under MJDS, the Company proposes to include in its AIF for the fiscal year ended April 30, 2008 a discussion of the rationale by which the current resource estimate cutoff grade was determined, including projected operating costs, gold price and estimated recoveries, taking into account the deposit location, continuity, assumed mining method, and metallurgical processes.

Santa Rita Gold Project, El Salvador, page 29

10. SEC Comment
We note you disclose same grade as between 6.4g/t and 118.3 g/t on page 29 and again as 0.01 and 31.9 on page 30. When reporting the results of sampling and chemical analysis, your disclosure should address each of the following regarding mineralization of existing or potential economic significance on your property:

  Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

  Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

  Eliminate all disclosure of the highest or best value/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

  Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

  Eliminate statements containing grade and/or sample width ranges.

  Aggregated sample values from related locations should be aggregated based on weighted average of lengths of samples.

  Generally, use tables to improve readability of sample and drilling data.

  Soil samples may be disclosed as a weighted average value over an area.

  Refrain from reporting single soil sample values.

  Convert all ppd quantities to ppm quantities for disclosure.

  Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Our Response:

#410 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

The Company has reviewed and considered the Staff’s comment related to the disclosure of the results of chemical analysis. As stated above, the Company is MJDS eligible and is permitted to provide disclosure in accordance with Canadian standards. Notwithstanding the differing disclosure obligations under MJDS, the Company proposes to comply with the Staff’s guidance in its AIF for the fiscal year ended April 30, 2008. In addition, the Company proposes to eliminate the use of descriptions such as “up to” and “as high as” in the forthcoming AIF for the fiscal year ended April 30, 2008.

If you have any questions or concerns regarding this response letter, please contact our legal counsel, Kenneth G. Sam, Dorsey & Whitney LLP at (303) 629-3445.

Very truly yours,
PACIFIC RIM MINING CORP.

“April Hashimoto”

April Hashimoto
Chief Financial Officer

#410 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978 Toll Free 888-775-7097
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com